

May 7, 2024

Aaron Wilkins
Chief Financial Officer
NORTHWEST PIPE COMPANY
201 NE Park Plaza Drive, Suite 100
Vancouver, WA 98684

> **Re: NORTHWEST PIPE COMPANY**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed March 5, 2024**
> **File No. 000-27140**

Dear Aaron Wilkins:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2023</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Critical Accounting Estimates</u>
<u>Revenue Recognition, page 30</u>

1. Please revise your disclosures related to Precast revenue to clarify when you satisfy each performance obligation (i.e. when control transfers) as required by ASC 606-10-50-12(a).

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Stephany Yang at 202-551-3167 or Melissa Gilmore at 202-551-3777 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing